Angel Studios, Inc.

295 W Center Street

Provo, Utah 84601

Tel. +1 (760) 933-8437

December 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Acceleration Request
Angel Studios, Inc.
Registration Statement on Form S-3
Filed November 13, 2025
File No. 333-291514

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Angel Studios, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:05 p.m. Eastern Standard Time on December 4, 2025, or as soon as possible thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the registration statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Mayer Brown LLP.

The Company requests that we be notified of such effectiveness by a telephone call to Brian Hirshberg of Mayer Brown LLP at (212) 506-2176 and that such effectiveness also be confirmed in writing to BHirshberg@mayerbrown.com.

Very truly yours,

Angel Studios, Inc.

By:	/s/ Scott Klossner
	Name:	Scott Klossner
	Title:	Chief Financial Officer

cc: to Brian Hirshberg, Mayer Brown LLP